Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands and continued in Bermuda with limited liability)

(Stock Code: 186)

(1) PERMANENT STAY OF THE WINDING-UP ORDER AND

DISCHARGE OF PROVISIONAL LIQUIDATORS;

(2) FULFILMENT OF ALL RESUMPTION CONDITIONS;

(3) APPOINTMENT OF CHAIRMAN, EXECUTIVE DIRECTORS AND

INDEPENDENT NON-EXECUTIVE DIRECTORS;

(4) APPOINTMENT OF CHAIRMAN AND MEMBERS OF

AUDIT COMMITTEE, REMUNERATION COMMITTEE AND

NOMINATION COMMITTEE;

(5) CHANGE OF AUTHORISED REPRESENTATIVE;

(6) APPOINTMENT OF COMPLIANCE ADVISER;

(7) CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG; AND

(8) RESUMPTION OF TRADING

Financial adviser to the Company

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended since 30 May 2011. The Company is pleased to inform the Shareholders that the Company has fulfilled all the Resumption Conditions imposed by the Stock Exchange.

The Orders for the permanent stay of the winding up proceedings of the Company and the full release and discharge of the Provisional Liquidators were granted by the Hong Kong Court on 9 May 2016. The winding up of the Company was permanently stayed and the Provisional Liquidators were released and discharged on 26 May 2016.

As at the date of this announcement, the Company has a public float of approximately 27.74% and has attained the minimum requirement as required under Rule 8.08 of the Listing Rules after the Resumption.

The Company is also pleased to announce that, according to the ordinary resolution passed at the SGM held on 1 April 2016, Mr. Manjit Singh Gill and Mr. Duncan Hon Tak Kwong were appointed as executive Directors and Mr. Chen Xiaoping, Mr. Kenneth Deayton and Mr. James Mailer were appointed as independent non-executive Directors with effect from 30 May 2016, the expected date of Resumption.

Mr. Tang Hoi Nam will be appointed as Chairman of the Board with effect from 30 May 2016.

The Company is pleased to announce that (i) Mr. Kenneth Deayton will be appointed as the chairman of the audit committee of the Company; (ii) Mr. James Mailer will be appointed as the chairman of the remuneration committee of the Company and a member of each of the audit committee and nomination committee of the Company; and (iii) Mr. Chen Xiaoping will be appointed the chairman of the nomination committee of the Company and a member of each of the audit committee and remuneration committee of the Company, with effect from 30 May 2016.

Following the release and discharge of the Provisional Liquidators, Mr. Fok Hei Yu will cease to be the authorised representative of the Company with effect from 30 May 2016. Mr. Duncan Hon Tak Kwong and Mr. Tang Hoi Nam will be appointed as the authorised representatives of the Company with effect from 30 May 2016.

The Company is also pleased to announce that the appointment of GF Capital (Hong Kong) Limited as Compliance Adviser of the Company has commenced on 26 May 2016 for a period of two years.

With effect from 30 May 2016, the principal place of business of the Company in Hong Kong will be changed to Unit 9E, Joint Venture Factory Building, 76 Hung To Road, Kowloon, Hong Kong.

The Schemes became effective on 15 April 2016 pursuant to the announcement of the Company dated 20 April 2016 and all the claims under the Schemes against the Company were discharged on 26 May 2016. The Open Offer was completed and all the New Shares have been allotted and issued on 26 May 2016.

At the request of the Company, trading in the Shares of the Company on the Stock Exchange has been suspended since 9:00 a.m. on 30 May 2011. As all the Resumption Conditions have now been fulfilled, an application has been made to the Stock Exchange for the resumption of trading in the Shares of the Company with effect from 9:00 a.m. on Monday, 30 May 2016.

Reference is made to the announcement of the Company dated 12 May 2014, 31 August 2014, 31 October 2014, 31 December 2014, 27 February 2015, 30 April 2015, 1 June 2015, 22 December 2015, 19 February 2016, 7 March 2016, 11 May 2016, 12 May 2016 and 24 May 2016 (the “Announcements”), the circular of the Company dated 9 March 2016 (the “Circular”) and the prospectus of the Company dated 23 April 2016 in relation to, among other things, the Proposed Restructuring. Capitalized terms used in this announcement shall have the same meanings as those defined in the Announcements and the Circular unless otherwise defined herein.

PERMANENT STAY OF THE WINDING-UP PROCEEDINGS AND DISMISSAL OF THE PETITION, RELEASE AND DISCHARGE OF THE PROVISIONAL LIQUIDATORS

The Orders for the permanent stay of the winding up proceedings against the Company were granted by the Hong Kong Court on 9 May 2016. The winding up of the Company was permanently stayed and the Provisional Liquidators were released and discharged on 26 May 2016.

FULFILMENT OF ALL THE RESUMPTION CONDITIONS

The Company is pleased to inform the Shareholders that the Company has fulfilled all the Resumption Conditions imposed by the Stock Exchange.

Background on the Resumption Conditions

As further detailed in the Announcements and Circular, at the request of the Company, trading in the shares of the Company has been suspended since 9:00 a.m. on 30 May 2011.

(1)	After the disciplinary (review) hearing held by the Listing Appeals Committee on 28 February 2013, the Company received a letter dated 14 March 2013 from the Stock Exchange pursuant to which the Listing Appeals Committee directed that as conditions for the Company’s trading resumption, the Company must:

(a)	retain an independent professional adviser satisfactory to the Listing Division (the “Adviser”) to conduct a thorough review of and make recommendations to improve the Company’s internal controls to ensure Rule 13.09 compliance. The Adviser is to provide the Listing Division with its written report containing such recommendations. The Company is to submit the proposed scope of retainer to the Listing Division for comment before such appointment;

(b)	furnish the Listing Division with the Adviser’s written report on the Company’s full implementation of the Advisers’ recommendations within two months after submission of the first report referred to in (a) above; and

(c)	appoint an independent Compliance Adviser (as defined in Chapter 3A of the Listing Rules namely, an entity licensed or registered under the Securities and Futures Ordinance for Type 6 regulated activity and permitted under its licence or certificate of registration to undertake work as a sponsor) satisfactory to the Listing Division on an ongoing basis for consultation on Rule compliance for two years, such appointment to start on or within one week before the date of trading resumption. It is to submit the proposed scope of retainer to the Listing Division for comment before such appointment. The Compliance Adviser shall be accountable to the Company’s audit committee.

(2)	After considering the Resumption Proposal of February 2015 submitted by Asian Capital on behalf of the Company by the Listing Committee on 28 May 2015, the Listing Committee issued a letter (the “Decision Letter”) to the Company agreeing in principle that the trading in the shares of the Company will be resumed subject to the completion of the following conditions as set out below to the satisfaction of the Listing Division:

(a)	Completion of all transactions contemplated under the Resumption Proposal, including the Open Offer, the Schemes and the appointment of Compliance Adviser; and

(b)	Inclusion in the Shareholders’ Circular:

(i)	The Group’s profit forecast for the year ending 31 December 2015 together with reports from the auditors and the financial adviser under paragraph 29(2) of Appendix 1b of the Listing Rules; and

(ii)	An audited balance sheet of the Group as at 31 December 2014 adjusted to reflect the effects of completion of the Updated Resumption Proposal and a comfort letter from its auditors under Rule 4.29 of the Listing Rules.

Based on the Decision Letter, all of the above conditions must be complied with to the satisfaction of the Listing Division by 21 December 2015, which was subsequently extended to 11 May 2016 by a letter from the Stock Exchange dated 22 December 2015. Subsequently the Listing Division issued a letter dated 24 May 2016 to further extend the deadline for meeting the Resumption Conditions to 26 May 2016.

Fulfilment of the Resumption Conditions

The Company is pleased to announce that all of the Resumption Conditions above have now been fulfilled, details of which are set out below:

Resumption Condition 1(a)

As disclosed in the Circular, on 31 March 2014, the Company has appointed Aoba CPA Limited (“Aoba”) as the Adviser to perform an independent internal control review of the Group (i) to ensure compliance with Rule 13.09 of the Listing Rules in accordance with the direction of the Listing Appeals Committee; and (ii) to meet the obligations under the Listing Rules. The internal control review report by Aoba was submitted to the Stock Exchange on 17 February 2016.

Based on the results of the independent internal control review, Aoba has identified certain areas of improvements to the Company’s internal control to ensure compliance with Rule 13.09 of the Listing Rules. Based on the report, Aoba takes the view that the compliance manuals, if followed properly, are sufficient for the Company to meet its obligations under the Listing Rules in relation to Rule 13.09 and the Inside Information Provisions. However, some senior management positions and directors were still waiting to be filled up by potential candidates and the procedures had not yet been approved and implemented.

In order to ensure the manuals are properly implemented and relevant Listing Rules and the Inside Information Provisions are properly complied with, the Company has been advised to take proactive action to fill up such positions by contacting and contracting with appropriate personnel.

To address the needs for adequate internal control, the Company has appointed an experienced and qualified chief financial officer and company secretary on 29 September 2014. The new appointments strengthen the senior management team within the Company, establishing a robust internal control system and platform for growth.

Resumption Condition 1(b)

In view of the results of the internal control review report prepared by Aoba, the Provisional Liquidators and the Company have addressed all the material aspects of the weaknesses identified. The Company has appointed an experienced and qualified chief financial officer and company secretary on 29 September 2014 to address the recommendations by Aoba to ensure that an adequate internal control system is in place before Resumption. The new Directors have undertaken that they will ensure that all of the recommendations made by Aoba will be implemented within two months upon Resumption. The follow up internal control review report by Aoba was submitted to the Stock Exchange on 17 February 2016 and Aoba takes the view that the Group has adequate and effective internal control system (covering financial, operational and compliance control etc.) to meet its obligations under the Listing Rules subject to the upcoming management implementing the Company’s compliance manuals in place. The Company’s compliance manuals have been adopted and implemented.

Resumption Condition 1(c)

The Company has appointed GF Capital (Hong Kong) Limited, an entity licensed under the SFO for Type 6 regulated activity and permitted under its license to undertake work as sponsor, as its Compliance Adviser for consultation on compliance with the Listing Rules with effect from 26 May 2016 for a period of two years and the Compliance Adviser will be accountable to the audit committee of the Company.

Resumption Condition 2(a)

Completion of all transactions contemplated under the Updated Resumption Proposal, including the Open Offer, the Schemes and the appointment of a compliance adviser.

Capital Reorganisation

As set out in the announcement of the Company dated 1 April 2016, the special resolution in relation to the Capital Reorganisation, which comprises the Capital Cancellation, the Capital Reduction, the Share Premium Reduction and the Increase in Authorised Share Capital, was duly passed by the Shareholders by way of poll at the SGM held on 1 April 2016, and became effective on 17 April 2016.

Open Offer

With reference to the announcements of the Company dated 7 March 2016 and the Prospectus of the Company dated 23 April 2016, the Company completed the Open Offer on the basis of five (5) Offer Shares for every two (2) New Shares held on the Open Offer Record Date by the Qualifying Shareholders. A total of 1,150,568,300 Offer Shares were allotted and issued by the Company to Qualifying Shareholders on a non-renounceable basis for acceptance at the Offer Price of HK$0.087 cash for each Offer Share. The Open Offer was underwritten by Sino Bright and the gross proceeds raised via the issuance of the Offer Share were approximately HK$100 million.

At 4:00 p.m. on Monday, 9 May 2016, being the Latest Time for Acceptance, a total of 44 valid acceptances of Offer Shares have been received for a total number of 51,022,718 Offer Shares, representing approximately 4.43% of the total number of 1,150,568,300 Offer Shares available for subscription under the Open Offer. Based on the results of the Open Offer, the Open Offer was under-subscribed by 1,099,545,582 Offer Shares. In accordance with the Underwriting Agreement, the Underwriter together with the independent sub-underwriters have subscribed for all the 1,099,545,582 Untaken Shares, representing approximately 95.57% of the total number of 1,150,568,300 Offer Shares available for subscription under the Open Offer.

The Schemes

Reference is made to the announcements of the Company dated 20 April 2016. The Hong Kong Scheme was sanctioned by the Hong Kong Court on 15 April 2016 (Hong Kong time) and the Bermuda Scheme was sanctioned by the Bermuda Court on 15 April 2016 (Bermuda time). The Schemes became effective on 15 April 2016.

The resolution to approve the Schemes was duly passed by the Independent Shareholders at the SGM held on 1 April 2016.

Pursuant to the terms of the Scheme, 3,917,226,052 New Shares (assuming all the Cash Alternative Creditors accept Cash Alternative)/4,142,045,880 New Shares (assuming none of the Cash Alternative Creditors accept the Cash Alternative) will be made available under the Schemes to settle all claims of the Scheme Creditors. On 26 May 2016, the Company issued 3,881,437,269 Creditors Shares for the benefit of the Creditors and paid HK$106,200,672 in cash to the Creditors who accepted the Cash Alternative.

Completion of the Group Reorganisation

As set out in the Circular and under the terms of the Restructuring Agreement, all existing business and operations of the Group, including the operations of Emerson and the distribution and licensing operations related to the Akai, Nakamichi and Sansui trademarks, will be retained. The Excluded Companies have either been struck off or placed into liquidation in accordance with the laws and rules of the jurisdictions where these companies were incorporated and registered.

Upon completion of the Group Reorganisation, all the Excluded Companies have ceased to be subsidiaries or associated companies of the Company and their results, assets and liabilities will no longer be consolidated into the Group’s financial statements. The qualifications in relation to (i) going concern are expected to be removed upon the first published audited financial statements of the Company after the resumption trading of the Company. The qualifications in relation to (ii) amounts due to former related companies, (iii) amounts due to a former associate and (iv) accounts and bill payable will be removed in the second published audited financial statements of the Company after the Resumption.

Other Elements of the Restructuring Proposal

The Listing Committee of the Stock Exchange has granted for the listing of, and permission to deal in the Shares after the Capital Reorganization, the New Shares, the Offer Shares and the Creditor Shares on the Main Board of the Stock Exchange.

As illustrated in the section headed “SHAREHOLDING STRUCTURE OF THE COMPANY” of this announcement, the public float of the Company as required under the Listing Rules has been restored after the issuance of the Offer Shares and the Creditors Shares. After the issuance of the Offer Shares and the Creditors Shares, and the placing of New Shares by certain Creditors, the public Shareholders hold approximately 27.74% of the issued share capital of the Company as enlarged by the issue of the Offer Shares and the Creditors Shares, the Company has attained the minimum requirement as required under Rule 8.08 of the Listing Rules.

The Hong Kong Court has granted a permanent stay of the winding up order against the Company on 9 May 2016 and ordered the discharge and release of the Provisional Liquidators as provisional liquidators or liquidators of the Company under section 205 of the Companies (WUMP) Ordinance with effect from the completion of the Schemes, subject to conditions to which the Company and the Provisional Liquidators do not object.

The Company confirms that all other necessary waivers, consent and approvals including but not limited to those from the Stock Exchange, the SFC and any other relevant government or regulatory authorities, which are required for the implementation of the Restructuring Proposal and all transactions contemplated thereunder have been obtained.

Resumption Condition (2)

The Profit Estimate together with the reports from Crowe Horwath (HK) CPA Limited, the auditor of the Company and Asian Capital, the financial adviser of the Company pursuant to paragraph 29(2) of Appendix 1b of the Listing Rules were included in Appendix V headed “Profit Estimate for the year ended 31 December 2015” and Appendix VI headed “Letters in relation to the Profit Estimate” of the Circular respectively.

The pro forma balance sheet upon completion of the Updated Resumption Proposal and relevant comfort letter from Crowe Horwath (HK) CPA Limited, the auditor of the Company, under the Rule 4.29 of the Listing Rules were included in Appendix III headed “Unaudited Pro Forma Financial Information of the Group” and Appendix IV headed “Accountant’s Report on Unaudited Pro Forma Financial Information of the Group” of the Circular respectively.

COMPLETION OF THE RESTRUCTURING AGREEMENT

As at the date of this announcement, all the conditions precedent to the Restructuring Agreement were satisfied and completion took place on 26 May 2016.

SHAREHOLDING STRUCTURE OF THE COMPANY

To the best of the Directors’ knowledge and information, the shareholding structure of the Company immediately after completion of the Open Offer and the Schemes is as follows:

					Immediately after the
					completion of the Open Offer,
			Immediately after		and the Schemes
	Immediately after		completion of the Open Offer		and the restoration of
Shareholders	completion of the Open Offer		and the Schemes		the Public Float
	No. of	Approximate	No. of	Approximate	No. of	Approximate
	New Shares	%	New Shares	%	New Shares	%
Mr. Christopher W. Ho and his associates
Barrican	328,497,822	20.39%	328,497,822	5.98%	328,497,822	5.98%
Creditors connected with Mr. Christopher W. Ho (Note a)	—	0.00%	3,097,569,225	56.40%	3,097,569,225	56.40%
Underwriter to the Open Offer	542,639,582	33.69%	542,639,582	9.88%	542,639,582	9.88%

Sub-total	871,137,404	54.08%	3,968,706,629	72.26%	3,968,706,629	72.26%

Substantial Shareholder
McVitie (Note b)	—	0.00%	616,559,105	11.22%	—	0.00%

Sub-total	—	0.00%	616,559,105	11.22%	—	0.00%

Public Shareholders
Other existing pubic shareholders	182,752,216	11.35%	182,752,216	3.33%	182,752,216	3.33%
Gain Alpha Finance Limited	—	0.00%	97,263,268	1.77%	97,263,268	1.77%
Sub-underwriters (Note d)	556,906,000	34.57%	556,906,000	10.14%	556,906,000	10.14%
McVitie Capital Limited	—	0.00%	70,045,671	1.28%	70,045,671	1.28%
Placees for the Public Float (Note c)	—	0.00%	—	0.00%	616,559,105	11.22%

Sub-total	739,658,216	45.92%	906,967,155	16.52%	1,523,526,260	27.74%

Total	1,610,795,620	100.00%	5,492,232,889	100.00%	5,492,232,889	100.00%

Notes:

(a)	Creditors connected with Mr. Christopher W. Ho, a former Director, include (i) The Ho Family Trust Limited; (ii) Barrican; (iii) Sino Bright; (iv) Lafe Corporation Limited; (v) Lafe Development Pte Limited; (vi) The Grande Properties Management Ltd; and (vii) Grosvenor Fair Limited, whose claims were not qualified for the Cash Alternative under the Schemes as they are deemed affiliates and/or persons acting in concert with Sino Bright.
(b)	McVitie is a Creditor, whose claims was not qualified for the Cash Alternative under the Schemes as McVitie’s director, Mr. Tang Hoi Nam, is also a Director.
(c)	To the best knowledge of the Provisional Liquidators and the Company, all the placees are independent of and not connected with the Company and any of the Directors, chief executive, controlling Shareholder, substantial Shareholders or any of its subsidiaries, and their respective close associate.
(d)	To the best knowledge of the Provisional Liquidators and the Company, all the Sub-underwriters are independent of and not connected with the Company and any of the Directors, chief executive, controlling Shareholder, substantial Shareholders or any of its subsidiaries, and their respective close associate.

APPOINTMENT OF NEW DIRECTORS, MEMBERS OF AUDIT COMMITTEE, REMUNERATION COMMITTEE AND NOMINATION COMMITTEE

According to the ordinary resolution passed at the SGM held on 1 April 2016, upon the Resumption with effect from 30 May 2016, Mr. Manjit Singh Gill and Mr. Duncan Hon Tak Kwong were appointed as executive Directors; and Mr. James Mailer, Mr. Kenneth Deayton and Mr. Chen Xiaoping were appointed as independent non-executive Directors.

Mr. Tang Hoi Nam will be appointed as Chairman of the Board with effect from 30 May 2016.

Mr. Kenneth Deayton will be appointed as the chairman of the audit committee of the Company with effect from 30 May 2016.

Mr. James Mailer will be appointed as the chairman of the remuneration committee of the Company and a member of each of the audit committee and nomination committee of the Company with effect from 30 May 2016.

Mr. Chen Xiaoping will be appointed as the chairman of the nomination committee of the Company and a member of each of the audit committee and remuneration committee of the Company with effect from 30 May 2016.

Board of Directors

Executive Directors	Mr. Tang Hoi Nam (Chairman)
Mr. Eduard William Rudolf Helmuth Will
Mr. Manjit Singh Gill
Mr. Duncan Hon Tak Kwong

Independent non-executive Directors	Mr. James Mailer
Mr. Kenneth Deayton
Mr. Chen Xiaoping

Audit Committee	Mr. Kenneth Deayton (Chairman)
Mr. Chen Xiaoping
Mr. James Mailer

Remuneration Committee	Mr. James Mailer (Chairman)
Mr. Chen Xiaoping
Mr. Tang Hoi Nam

Nomination Committee	Mr. Chen Xiaoping (Chairman)
Mr. James Mailer
Mr. Tang Hoi Nam

Authorised Representatives	Mr. Duncan Hon Tak Kwong
Mr. Tang Hoi Nam

The biographies of the new Directors are set out below:

Executive Directors

Mr. Manjit Singh Gill

Mr. Manjit Singh Gill (“Mr. Manjit”), aged 48, was appointed, in accordance with the ordinary resolution passed at the SGM held on 1 April 2016, as an executive Director with effect from the date of Resumption. Mr. Manjit holds a Bachelor of Business (Management) degree from the Royal Melbourn Institute of Technology in Australia and a Master of Business Administration degree from the State University of New York at Buffalo in the United States. Mr. Manjit currently serves as managing director of Vigers Real Estate Pte. Ltd. in Singapore and as director of certain subsidiaries of the Group including Akai Sales Pte. Ltd. (In Liquidation), Affirmed Electronics Pte Ltd, Capetronic Group Pte. Ltd., Capetronic Multimedia Development Pte Ltd, East Coast Works Pte Ltd, E-Zone (Balestier) Pte Ltd, E-Zone (Liat Towers) Pte Ltd, E-Zone Engineering Pte. Ltd., E-Zone Management Pte Ltd, Nakamichi Corporation Limited, Grande N.A.K.S. Pte. Ltd. (Formerly known as Sansui (Singapore) Pte. Ltd.), The Grande Group Limited and Tomei (Singapore) Pte Ltd. He has been director of Sansui (Singapore) Pte Ltd and Nakamichi Corporation Limited since 2000 and 2005, respectively, both of which were major players in the audio-visual consumer electronics industry. Mr. Manjit has abundant management experience in both the consumer electronics industry from manufacturing to distribution and the real estate sector.

Save as disclosed above, Mr. Manjit (i) did not hold any other positions with the Company or other members of the Group; (ii) did not hold any directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) did not enter into any service contract with the Company; (iv) was not connected and has no relationship with any existing or proposed Directors, senior management, substantial Shareholders, or controlling Shareholders of the Company; and (v) was not interested in and did not hold any short position in any shares or underlying shares in or any debentures of the Company or any of its associated corporation within the meaning of Part XV of the SFO as at the Latest Practicable Date.

The appointment of Mr. Manjit will be subject to the re-election and retirement by rotation provisions under the Bye-Laws. Subject to the Bye-Laws, the remuneration of Mr. Manjit will be determined by the remuneration committee of the Company and the Board by reference to his duties and responsibilities with the Company.

Mr. Duncan Hon Tak Kwong

Mr. Hon Tak Kwong (“Mr. Hon”), aged 55, was appointed, in accordance with the ordinary resolution passed at the SGM held on 1 April 2016, as an executive Director with effect from the date of Resumption. Mr. Hon currently serves as the chief executive officer of the Branded Distribution Division of the Company, a position he held since July 2007. Mr. Hon is in charge of the licensing business of Akai, Sansui and Nakamichi since 2007. Mr. Hon served as a Director of the Company from January 2011 to March 2013. Mr. Hon is also a Director of Emerson since February 2009 and he was appointed deputy chief executive officer of Emerson in November 2009 and then chief executive officer in August 2011, a position which he has been holding since then. Mr. Hon is a member of the HKICPA and the Association of Chartered Certified Accountants.

Save as disclosed above, Mr. Hon (i) did not hold any other positions with the Company or other members of the Group; (ii) did not hold any directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) did not enter into any service contract with the Company; (iv) was not connected and has no relationship with any existing or proposed Directors, senior management, substantial Shareholders, or controlling Shareholders of the Company; and (v) was not interested in and did not hold any short position in any shares or underlying shares in or any debentures of the Company or any of its associated corporation within the meaning of Part XV of the SFO as at the Latest Practicable Date.

The appointment of Mr. Hon will be subject to the re-election and retirement by rotation provisions under the Bye-Laws. Subject to the Bye-Laws, the remuneration of Mr. Hon will be determined by the remuneration committee of the Company and the Board by reference to his duties and responsibilities with the Company.

Independent non-executive Directors

Mr. James Mailer (also known as Jim Mailer)

Mr. James Mailer (also known as Jim Mailer, “Mr. Mailer”), aged 66, was appointed, in accordance with the ordinary resolution passed at the SGM held on 1 April 2016, as an independent non-executive Director with effect from the date of Resumption. He will be appointed as the chairman of the remuneration committee of the Company and a member of each of the audit committee and nomination committee of the Company. In 1971, Mr. Mailer became a member of the Institute of Bankers in Scotland and in 1974, the Institute of Export, London. Mr. Mailer owns a financial consulting business since 1987. Mr. Mailer served as acting chief executive of The Hong Kong Chinese Bank in 1989. He served as an advisor to the Government of Malaysia Labuan, IBFC. Mr. Mailer has more than 40 years of experience as banker and advisor of various public and private companies. Mr. Mailer was appointed as a member of the Board of Review (Inland Revenue Ordinance) from 1 January 2005 until 31 December 2010. Mr. Mailer is a member of the Advisory Council of Strategic Decisions Group.

Save as disclosed above, Mr. Mailer (i) did not hold any other positions with the Company or other members of the Group; (ii) did not hold any directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) did not enter into any service contract with the Company; (iv) was not connected and has no relationship with any existing or proposed Directors, senior management, substantial Shareholders, or controlling Shareholders of the Company; and (v) was not interested in and did not hold any short position in any shares or underlying shares in or any debentures of the Company or any of its associated corporation within the meaning of Part XV of the SFO as at the Latest Practicable Date.

The appointment of Mr. Mailer will be subject to the re-election and retirement by rotation provisions under the Bye-Laws. Subject to the Bye-Laws, the remuneration of Mr. Mailer will be determined by the remuneration committee of the Company and the Board by reference to his duties and responsibilities with the Company.

Mr. Kenneth Deayton

Mr. Kenneth (Ken) Raymond Deayton (“Mr. Deayton”), aged 70, was appointed, in accordance with the ordinary resolution passed at the SGM held on 1 April 2016, as an independent non-executive Director with effect from the date of Resumption. He will be appointed as the chairman and a member of the audit committee of the Company. Mr. Deayton is a Fellow of the HKICPA and a Certified Practising Accountant of the Australian Society of Accountants. Mr. Deayton was a Partner of the “Big Four” Hong Kong CPA firm, Deloitte Touche Tohmatsu, for 15 years (from 1986-2001) and prior to that was international staff to the HSBC Group. Since 2001, he has been involved in the establishment, ownership and management of several private companies operating in the Corporate Services and Trustee Services sectors in Hong Kong. Mr. Deayton has more than 40 years of experience as a CPA, and has acted as advisor to various public and private companies.

Save as disclosed above, Mr. Deayton (i) did not hold any other positions with the Company or other members of the Group; (ii) did not hold any directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) did not enter into any service contract with the Company; (iv) was not connected and has no relationship with any existing or proposed Directors, senior management, substantial Shareholders, or controlling Shareholders of the Company; and (v) was not interested in and did not hold any short position in any shares or underlying shares in or any debentures of the Company or any of its associated corporation within the meaning of Part XV of the SFO as at the Latest Practicable Date.

The appointment of Mr. Deayton will be subject to the re-election and retirement by rotation provisions under the Bye-Laws. Subject to the Bye-Laws, the remuneration of Mr. Deayton will be determined by the remuneration committee of the Company and the Board by reference to his duties and responsibilities with the Company.

Mr. Chen Xiaoping

Mr. Chen Xiaoping (“Mr. Chen”), aged 64, was appointed, in accordance with the ordinary resolution passed at the SGM held on 1 April 2016, as an independent non-executive Director with effect from the date of Resumption. He will be appointed the chairman of the nomination committee of the Company and a member of each of the audit committee and remuneration committee of the Company. Mr. Chen graduated with a Master of Art degree from the Graduate School of Chinese Academy of Social Science. He has over 30 years of financial and business management experience in executive and/or management capacity. Mr. Chen currently serves as an executive director of Focus Media Network Ltd. (stock code: 8112), a company listed on the Stock Exchange, and director and chief executive officer of Ricco Capital (Holdings) Limited, a Hong Kong based investment company. He previously served as an executive vice president of Ka Wah Bank Limited; director and investment manager at Kleinwort Benson China Management Limited from 1994 to 1996; from September 2007 to December 2013, an executive director and chief executive officer of South East Group; and from December 2013 to December 2014, a non-executive director of South East Group.

Save as disclosed above, Mr. Chen (i) did not hold any other positions with the Company or other members of the Group; (ii) did not hold any directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) did not enter into any service contract with the Company; (iv) was not connected and has no relationship with any existing or proposed Directors, senior management, substantial Shareholders, or controlling Shareholders of the Company; and (v) was not interested in and did not hold any short position in any shares or underlying shares in or any debentures of the Company or any of its associated corporation within the meaning of Part XV of the SFO as at the Latest Practicable Date. The appointment of Mr. Chen will be subject to the re-election and retirement by rotation provisions under the Bye-Laws. Subject to the Bye-Laws, the remuneration of Mr. Chen will be determined by the remuneration committee of the Company and the Board by reference to his duties and responsibilities with the Company.

Save as disclosed above, there is no other matters in relation to existing Directors and the proposed appointment of new Directors that need to be brought to the attention of the Shareholders nor is there any information which is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

CHANGE OF AUTHORISED REPRESENTATIVE AND AGENT FOR SERVICE OF PROCESS IN HONG KONG

Following the release and discharge of the Provisional Liquidators, Mr. Fok Hei Yu will cease to be the authorised representative of the Company with effect from 30 May 2016. Mr. Duncan Hon Tak Kwong and Mr. Tang Hoi Nam will be appointed as the authorised representatives of the Company pursuant to Rule 3.05 of the Listing Rules with effect from 30 May 2016.

APPOINTMENT OF COMPLIANCE ADVISER

The Company is also pleased to announce that the appointment of GF Capital (Hong Kong) Limited, an entity licensed under the SFO for Type 6 regulated activity and permitted under its license to undertake work as sponsor, as its Compliance Adviser for consultation on compliance with the Listing Rules with effect from 26 May 2016 for a period of two years and the Compliance Adviser will be accountable to the audit committee of the Company.

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

With effect from 30 May 2016, the principal place of business of the Company in Hong Kong will be changed to Unit 9E, Joint Venture Factory Building, 76 Hung To Road, Kowloon, Hong Kong.

ARRANGEMENT FOR MATCHNG SERVICE FOR ODD LOTS

As set out in the announcement of the Company dated 20 April 2016, the Company has procured Phillip Securities (Hong Kong) Limited as an agent to provide matching services to those Shareholders who wish to top-up or sell their shareholdings of odd lots on a best effort basis during the period from 30 May 2016 to 29 July 2016 (both days inclusive).

EXPECTED TIMEABLE FOR THE RESUMPTION

Set out below is the expected timetable for the share trading arrangement in the New Shares and the resumption of trading in the shares of the Company on the Stock Exchange.

Event	Expected time and/or Date
Effective date of the change in board lot size	30 May 2016
Resumption of trading and dealing in Offer Shares,
New Shares and Creditors Shares on the Stock Exchange	9:00 a.m. on
30 May 2016
Designated broker starts to stand in the market to provide matching service for odd lots trading	9:00 a.m. on
30 May 2016
Designated broker ceases to stand in the market to provide matching service for odd lots trading	4:00 p.m. on
29 July 2016

GENERAL

The Company confirms that, save as disclosed in this announcement, it is not aware of any inside information that needs to be disclosed under Part XIVA of the SFO in respect of the Company’s resumption of trading in the Shares.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares of the Company on the Stock Exchange has been suspended since 9:00 a.m. on 30 May 2011. As all the Resumption Conditions have now been fulfilled, an application has been made to the Stock Exchange for the resumption of trading in the Shares of the Company with effect from 9:00 a.m. on Monday, 30 May 2016.

Shareholders and potential investors are reminded to exercise caution when dealing in the Shares.

By order of the Board
The Grande Holdings Limited Tang Hoi Nam
Director

Hong Kong, 26 May 2016

As at the date of this announcement, the Board comprises two executive Directors, Mr. Tang Hoi Nam and Mr. Eduard William Rudolf Helmuth Will.